Exhibit 22.1

List of Issuers of Guaranteed Securities

The following subsidiary of Phillips Edison & Company, Inc. (“PECO”) will be the issuer of debt securities under the indenture to be entered into among PECO, as parent guarantor, and the subsidiary listed below.

Name of Subsidiary	Jurisdiction of Organization
Phillips Edison Grocery Center Operating Partnership I, L.P.	Delaware